Exhibit 99.1

press release
Société Générale SA shareholding notification
12 November, 19:15 CET

ArcelorMittal (‘the Company’) announces that a 5.01% shareholding notification by Société Générale SA is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’.

This notification was published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above the 5% voting rights threshold.

ENDS